UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Tandy Leather Factory, Inc.
(Name of Issuer)

Common Stock, par value $0.0024
(Title of Class of Securities)

87538X105
(CUSIP Number)

JEFFERSON GRAMM
BANDERA PARTNERS LLC
50 Broad Street, Suite 1820
New York, New York 10004
(212) 232-4582

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON Bandera Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,881,723
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,881,723
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,881,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON Gregory Bylinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,881,723
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,881,723
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,881,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON Jefferson Gramm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,881,723
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,881,723
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,881,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 87538X105

1	NAME OF REPORTING PERSON Andrew Shpiz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,881,723
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,881,723
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,881,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 87538X105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Bandera Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,881,723 Shares owned directly by Bandera Partners is approximately $12,275,742, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – 5(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 10,158,442 Shares outstanding as of November 12, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

As of the close of business on November 14, 2012, Bandera Partners beneficially owned 2,881,723 shares of Common Stock, constituting approximately 28.4% of the shares of Common Stock outstanding.  By virtue of their respective relationships with Bandera Master Fund  discussed in further detail in Item 2, each of Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz may be deemed to beneficially own the Shares owned by Bandera Master Fund.

(b)           Bandera Partners may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,881,723 shares of Common Stock directly owned by Bandera Master Fund.  As Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners, each of Mr. Bylinsky, Mr. Gramm and Mr. Shpiz may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 2,881,723 shares of Common Stock directly owned by Bandera Master Fund.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market unless otherwise noted.

CUSIP NO. 87538X105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2012

Bandera Partners LLC

By:	/s/ Gregory Bylinsky
	Name:	Gregory Bylinsky
	Title:	Managing Director

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm

By:	/s/ Andrew Shpiz
	Name:	Andrew Shpiz

CUSIP NO. 87538X105

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

BANDERA PARTNERS LLC

4,210	5.2736	10/01/2012
5,400	5.2981	10/09/2012
4,148	5.2839	10/15/2012
2,021	5.2929	10/18/2012
4,418	5.2720	10/19/2012
1,000	5.2575	10/22/2012
3,000	5.2350	11/07/2012
3,596	5.2153	11/08/2012
1,100	5.2486	11/09/2012
7,595	5.2543	11/12/2012
3,133	5.2766	11/13/2012
7,700	5.2329	11/14/2012

GREGORY BYLINSKY

None

JEFFERSON GRAMM

None

ANDREW SHPIZ

None